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                              December 7, 2021

       Steven Kobos
       President and Chief Executive Officer
       Excelerate Energy, Inc.
       2445 Technology Forest Blvd., Level 6
       The Woodlands, TX 77381

                                                        Re: Excelerate Energy,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
10, 2021
                                                            CIK No. 0001888447

       Dear Mr. Kobos:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted November 10, 2021

       Competitive Strengths
       Experienced LNG Leader and Proven Ability to Execute, page 3

   1. We note your statement here and at page 104 that you are a "market leader" for countries who seek to improve
their access to energy. Please revise to describe the meaning of
                                                        "market leader" in this
context.
       Organizational Structure, page 8

   2. Please revise to also include a diagram of your ownership structure prior to the offering and related
reorganization transactions.
 Steven Kobos
FirstName  LastNameSteven Kobos
Excelerate Energy, Inc.
Comapany7,
December   NameExcelerate
              2021        Energy, Inc.
December
Page 2     7, 2021 Page 2
FirstName LastName
Our business is substantially dependent upon the performance by customers under current long-term contracts, page 17

3. You disclose here that your business is substantially dependent upon the performance by customers under current long-term contracts or contracts that you will enter into in the future, and that you could be materially and adversely affected if any customer fails to perform its contractual obligations for any reason, including nonpayment and nonperformance, or if you fail to enter into such contracts at all. Please revise to disclose the material terms of any agreements or arrangements with any existing customers, if such disclosure is not yet provided.
In certain circumstances, payments under the Tax Receivable Agreement may be accelerated..., page 44

4. We note your disclosure regarding the circumstances in which you would be obligated to make an early termination payment to holders of rights under the Tax Receivable
         Agreement. Please disclose the amount that would become due under the Tax Receivable
         Agreement in such circumstances, if estimable.
Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur..., page 52

5. Please revise your risk factor to include disclosure of the amount of shares of Class A common stock which will be subject to the Registration Rights
Agreement.
Use of Proceeds, page 62

6. We note your disclosure in this section that you intend to allocate certain of the proceeds from the offering to fund your growth strategy. If known, please describe the aspects of your growth strategy for which you intend to use such proceeds. Unaudited Pro Forma Condensed Combined Financial Information
Note 2 Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 72

7. You disclose on page 68 and in Note 16 that you historically accounted for the vessels acquired as finance leases. However you disclose on page 71 and in
Note 2. that you
         accounted for the Excellence vessel as a sales-type lease. Revise your disclosure to clearly and consistently describe your historical accounting for vessels through the filing and the reasons for any differences in accounting for vessels. In addition, tell us and disclose your proposed accounting method for the acquisition of the Excellence vessel and the basis in
         GAAP for your accounting.
Business
FSRU Fleet, page 107

8. Please disclose the age of your floating storage and regasification units.
 Steven Kobos
Excelerate Energy, Inc.
December 7, 2021
Page 3
Combined Financial Statements, page F-1

9. Please update your financial statements and other financial information in the filing in accordance with Rule 3-12 of Regulation S-X.
Note 15. Income Taxes, page F-30

10. You disclose that in certain jurisdictions your tax rate is significantly less than the applicable statutory rate as a result of tax holidays, which will expire in whole or in part through 2033. Please provide the disclosures required under ASC 740-10-S99-2, including the countries where you have tax holidays, the taxable income earned in these countries and the tax rates in the respective countries with and without the tax holidays.
General

11. Please revise to clarify the references throughout your prospectus to "the Class B stockholder" or the "Class B stockholders. " For example, you state on page 51 that
       George B. Kaiser will own 100% of your Class B common stock, and other references indicate that EE Holdings will be the Class B stockholder. We also note that the diagram on page 8 references the indirect ownership of the Class B common stock by Mr. Kaiser and other investors.
12. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                              Sincerely,
FirstName LastNameSteven Kobos
                                                              Division of
Corporation Finance
Comapany NameExcelerate Energy, Inc.
                                                              Office of Energy
& Transportation
December 7, 2021 Page 3
cc:       Hillary Holmes
FirstName LastName